UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-09852

CHASE CORPORATION
(Exact name of registrant as specified in its charter)

375 University Avenue, Westwood, Massachusetts 02090
(781) 332-0700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1) holder*

*
On November 15, 2023, pursuant to the terms of that certain Agreement and Plan of Merger, by and among Chase Corporation, a Massachusetts corporation (the “Company”), Formulations Parent Corporation, a Delaware corporation (“Parent”), and Formulations Merger Sub Corporation, a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), dated as of July 21, 2023, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Chase Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 27, 2023	Chase Corporation

	By:	/s/ Michael J. Bourque
	Name:	Michael J. Bourque
	Title:	Treasurer and Chief Financial Officer